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[LOGO - BP]                                     Joseph M. Cesarik
                                                Associate General Counsel
                                                Law Department

                                                BP America Inc.
                                                200 Public Square 11-2655-B
                                                Cleveland, OH  44114-2375

                                                Phone:  216-566-6945
                                                Fax:  216-586-4535

                                                February 21, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:     File No. 333-3892
        EDGAR Accession No. 950152-96-0002749
        Date Accepted:  June 3, 1996

Ladies and Gentlemen:

Please accept this request, on behalf of Unifrax Acquisition Inc., to withdraw the referenced EDGAR document pursuant to Rule 477(a) of the Securities Act of 1933, as amended. The Registrant abandoned the proposed offering because
BP America and its affiliates did not sell the North American Fibers Business described in the Registration Statement to the Registrant and instead sold most of its interest in that business to an entity other than the Registrant. Subsequent to that sale, BP America Inc. purchased all 1,000 shares of outstanding Common Stock of the Registrant (which were initially issued pursuant to the private placement described in the Registration Statement) and the Registrant was merged into BP America Inc. Prior to the merger, the Registrant did not issue any shares of its Common Stock except for the initial issuance of 1,000 shares in the private placement described in the Registration Statement.

                                        Very truly yours,


                                        /s/ Joseph M. Cesarik
                                        -----------------------------
                                        Joseph M. Cesarik